SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Conmed Healthcare Management, Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

20741M03

(CUSIP Number)

James H. Desnick, M.D. Chairman of the Board Medical Equity Dynamics, LLC 370 Ravine Drive Highland Park, IL 60035 Telephone no. (847) 433-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 20741M03

1	Name of Reporting Person James H. Desnick, M.D.
2	Check the Appropriate Box if Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Reorganization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,026,342[1,2]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,428,000[3]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,026,342[1,2,3]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 30.5%[1,2,3]
14	Type of Reporting Person (See Instructions) IN

(1)	Pursuant to the Voting Agreement between Parent and John Pappajohn further described in Item 4, the Reporting Persons may be deemed to beneficially own the following shares of Common Stock of the Company that may be deemed to be beneficially owned by John Pappajohn: (i) 2,558,342 shares of Common Stock of the Company and (ii) 40,000 shares of Common Stock of the Company issuable upon exercise of stock options. The Reporting Persons disclaim beneficial ownership of such shares.
(2)	Pursuant to the Voting Agreement between Parent and Edward Heil further described in Item 4, the Reporting Persons may be deemed to beneficially own the following shares of Common Stock of the Company that may be deemed to be beneficially owned by Edward Heil: (i) 209,700 shares of Common Stock of the Company and (ii) 8,430 shares of Common Stock of the Company issuable upon exercise of warrants. The Reporting Persons disclaim beneficial ownership of such shares.
(3)	Pursuant to the Investor Commitment Letter between Holdco, Parent and Edward Heil further described in Item 4, the Reporting Persons may be deemed to beneficially own the following shares of Common Stock of the Company that may be deemed to be beneficially owned by Edward Heil: (i) 209,700 shares of Common Stock of the Company and (ii) 8,430 shares of Common Stock of the Company issuable upon exercise of warrants. The Reporting Persons disclaim beneficial ownership of such shares.

CUSIP NO. 20741M03

1	Name of Reporting Person India Investment Company
2	Check the Appropriate Box if Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Reorganization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,026,342[1,2]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,428,000[3]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,026,342[1,2,3]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 30.5%[1,2,3]
14	Type of Reporting Person (See Instructions) HC, CO
(1)	Pursuant to the Voting Agreement between Parent and John Pappajohn further described in Item 4, the Reporting Persons may be deemed to beneficially own the following shares of Common Stock of the Company that may be deemed to be beneficially owned by John Pappajohn: (i) 2,558,342 shares of Common Stock of the Company and (ii) 40,000 shares of Common Stock of the Company issuable upon exercise of stock options. The Reporting Persons disclaim beneficial ownership of such shares.
(2)	Pursuant to the Voting Agreement between Parent and Edward Heil further described in Item 4, the Reporting Persons may be deemed to beneficially own the following shares of Common Stock of the Company that may be deemed to be beneficially owned by Edward Heil: (i) 209,700 shares of Common Stock of the Company and (ii) 8,430 shares of Common Stock of the Company issuable upon exercise of warrants. The Reporting Persons disclaim beneficial ownership of such shares.
(3)	Pursuant to the Investor Commitment Letter between Holdco, Parent and Edward Heil further described in Item 4, the Reporting Persons may be deemed to beneficially own the following shares of Common Stock of the Company that may be deemed to be beneficially owned by Edward Heil: (i) 209,700 shares of Common Stock of the Company and (ii) 8,430 shares of Common Stock of the Company issuable upon exercise of warrants. The Reporting Persons disclaim beneficial ownership of such shares.

CUSIP NO. 20741M03

1	Name of Reporting Person Ayelet Investments LLC
2	Check the Appropriate Box if Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Reorganization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,026,342[1,2]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,428,000[3]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,026,342[1,2,3]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 30.5%[1,2,3]
14	Type of Reporting Person (See Instructions) OO
(1)	Pursuant to the Voting Agreement between Parent and John Pappajohn further described in Item 4, the Reporting Persons may be deemed to beneficially own the following shares of Common Stock of the Company that may be deemed to be beneficially owned by John Pappajohn: (i) 2,558,342 shares of Common Stock of the Company and (ii) 40,000 shares of Common Stock of the Company issuable upon exercise of stock options. The Reporting Persons disclaim beneficial ownership of such shares.
(2)	Pursuant to the Voting Agreement between Parent and Edward Heil further described in Item 4, the Reporting Persons may be deemed to beneficially own the following shares of Common Stock of the Company that may be deemed to be beneficially owned by Edward Heil: (i) 209,700 shares of Common Stock of the Company and (ii) 8,430 shares of Common Stock of the Company issuable upon exercise of warrants. The Reporting Persons disclaim beneficial ownership of such shares.
(3)	Pursuant to the Investor Commitment Letter between Holdco, Parent and Edward Heil further described in Item 4, the Reporting Persons may be deemed to beneficially own the following shares of Common Stock of the Company that may be deemed to be beneficially owned by Edward Heil: (i) 209,700 shares of Common Stock of the Company and (ii) 8,430 shares of Common Stock of the Company issuable upon exercise of warrants. The Reporting Persons disclaim beneficial ownership of such shares.

This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2008 (as amended and supplemented, the “Statement”), relating to the common stock, $.0001 par value per share (“Common Stock”), of the Company.

In connection with the previously disclosed Financing Letter dated May 12, 2011 between James H. Desnick, M.D. (“Desnick”) and Levine Leichtman Capital Partners, Inc. (“LLCP”), the Reporting Persons (as defined below) and LLCP may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). In addition, in connection with the Agreement and Plan of Merger, dated July 11, 2011 (the “Merger Agreement”), among the Company, Ayelet Investments LLC, a Delaware limited liability company (“Parent”), and Ayelet Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”), Parent entered into Voting Agreements (as defined below) with each of Desnick, Edward Heil (“Heil”), and John Pappajohn, (“Pappajohn”). Additionally, India Investment Company, Delaware corporation (“Holdco”), and Parent entered into an Investor Commitment Letter (as defined below) with Heil. As a result of these transactions described in the preceding two sentences, the Reporting Persons, Heil and Pappajohn may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with the Voting Parties (as defined below). The Reporting Persons are filing this Statement solely on their own behalf.

Neither the filing of this Statement (as defined below) nor any of its contents shall be deemed to constitute an admission by (i) the Reporting Persons that they are the beneficial owners of any of the Common Stock owned by Heil or Pappajohn referred to herein or (ii) Holdco or Parent that they are the beneficial owners of any of the Common Stock owned by Desnick for purposes of Section 13(d) of the Exchange Act or for any other purpose, and, in each case, such beneficial ownership is expressly disclaimed.

Item 2.	Identity and Background.

Item 2 of the Statement is amended and supplemented as follows:

(a) - (c) This Statement is being filed on behalf of Desnick, Holdco, and Parent (collectively, the “Reporting Persons”), pursuant to Section 13(d) of the Exchange Act.

The principal business address of the Reporting Persons is c/o Medical Equity Dynamics, LLC, 370 Ravine Drive, Highland Park, Illinois 60035. The principal business of Holdco and Parent is to effect the transactions contemplated by the Merger Agreement. The principal occupation or employment of Desnick is as Chief Executive Officer of Medical Equity Dynamics, LLC. Desnick is (i) the sole stockholder and sole director of Holdco and (ii) the Chief Executive Officer, President and Secretary of Holdco and Parent. Holco and Parent have no other officers. Holdco is the sole member of Parent, and Parent is the sole stockholder of Merger Sub.

(d) - (e) During the last five years, none of the persons or entities referred to in this Item 2 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Desnick is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is amended and supplemented as follows:

On July 11, 2011, the Company entered into the Merger Agreement with Parent and Merger Sub, providing for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Aggregate consideration to be paid pursuant to the Merger Agreement will be approximately $57.2 million in cash, which will be financed as described below. In addition to the arrangements described below, certain costs of the Merger and related transactions will be satisfied by the Company’s cash on hand.

Desnick Commitment Letter

In connection with the Merger Agreement, Desnick and Holdco entered into an Equity Commitment Letter, dated July 11, 2011 (the “Desnick Commitment Letter”), pursuant to which Desnick agreed, subject to certain conditions, to (i) purchase equity interests of Holdco for an aggregate amount equal to $21.75 million in cash and (ii) contribute $5.51 million of equity, comprised of 1,430,778 shares of Common Stock of the Company, to Holdco, solely for the purpose of funding a portion of the aggregate Merger Consideration (as defined below). Desnick’s equity commitment may be reduced by Holdco, but only to the extent that Parent is able to consummate the Merger Agreement with Desnick contributing less than the full amount of his commitment. Desnick may allocate a portion of his commitment to co-investors or affiliates and may syndicate his rights and obligations to co-investors or affiliates, provided that Desnick remains liable as the primary obligor for the obligations under the Desnick Commitment Letter. Desnick’s obligation to satisfy this commitment is subject to (a) the execution and delivery of the Merger Agreement, (b) the satisfaction or waiver by Parent at the closing of each of the conditions to Parent’s and Merger Sub’s obligations to consummate the transactions contemplated by the Merger Agreement, (c) the substantially concurrent funding of the financing transactions contemplated under the Debt Commitment Letter (as defined below) and (d) the contemporaneous consummation of the closing of the transactions contemplated by the Merger Agreement. This summary of the Desnick Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Desnick Commitment Letter, which is attached as Exhibit 7 and incorporated by reference into this Item 3.

Holdco Commitment Letter

Additionally, Holdco and Parent entered into a Commitment Letter, dated July 11, 2011 (the “Holdco Commitment Letter”), pursuant to which Holdco agreed, subject to certain conditions, to (i) purchase equity interests of Parent for an aggregate amount equal to $17.75 million, (ii) make a $4.0 million unsecured, subordinate loan to Parent, and (iii) contribute to Parent $5.51 million of equity, comprised of 1,430,778 shares of Common Stock of the Company, solely for the purpose of funding a portion of the aggregate Merger Consideration. Holdco’s commitment under the Holdco Commitment Letter may be reduced by Parent, but only to the extent that Parent is able to consummate the Merger Agreement with Holdco contributing less than the full amount of its commitment. Holdco may allocate a portion of its commitment to co-investors or affiliates and may syndicate its rights and obligations to co-investors or affiliates, provided that Holdco remains liable as the primary obligor for the obligations under the Holdco Commitment Letter. Holdco’s obligation to satisfy this commitment is subject to (a) the execution and delivery of the Merger Agreement, (b) the satisfaction or waiver by Parent at the closing of each of the conditions to Parent’s and Merger Sub’s obligations to consummate the transactions contemplated by the Merger Agreement, (c) the substantially concurrent funding of the financing transactions contemplated under the Debt Commitment Letter and (d) the contemporaneous consummation of the closing of the transactions contemplated by the Merger Agreement. This summary of the Holdco Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Holdco Commitment Letter, which is attached as Exhibit 8 and incorporated by reference into this Item 3.

Investor Commitment Letters

Holdco and Parent have also entered into Commitment Letters with Heil, George Anthony (“Anthony”) and Donald Sanders (“Sanders” and together with Heil and Anthony, the “Investors”), dated July 11, 2011 (the “Investor Commitment Letters”), pursuant to which (i) Heil agreed to (a) purchase equity interests of Holdco for an aggregate amount equal to $3.25 million in cash, (b) purchase 12.5% unsecured subordinated notes of Parent for an aggregate amount equal to $1.88 million and (c) contribute $839,800 of equity, comprised of 218,130 shares of Common Stock of the Company; (ii) Anthony agreed to purchase (a) equity interests of Holdco for an aggregate amount equal to $250,000 in cash and (b) 12.5% unsecured subordinated notes of Parent for an aggregate amount equal to $250,000; and (iii) Sanders agreed to purchase (a) equity interests of Holdco for an aggregate amount equal to $3.5 million in cash and (b) 12.5% unsecured subordinated notes of Parent for an aggregate amount equal to $1.88 million. The Investor Commitment Letters were entered into for the purpose of funding a portion of the Merger Consideration. The commitments under the Investor Commitment Letters may be reduced by Holdco, but only to the extent that Parent is able to consummate the Merger Agreement with the Investors contributing less than the full amount of their respective commitments. The Investors obligations to satisfy their respective commitments are subject to (a) the execution and delivery of the Merger Agreement, (b) the satisfaction or waiver by Parent at the closing of each of the conditions to Parent’s and Merger Sub’s obligations to consummate the transactions contemplated by the Merger Agreement, (c) the substantially concurrent funding of the financing transactions contemplated under the Debt Commitment Letter and (d) the contemporaneous consummation of the closing of the transactions contemplated by the Merger Agreement. This summary of the Investor Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Investor Commitment Letters, which are attached as Exhibit 9, Exhibit 10 and Exhibit 11 and incorporated by reference into this Item 3.

Debt Commitment Letter

Desnick and Levine Leichtman Capital Partners, Inc. (“LLCP”) have entered into a Debt Commitment Letter, dated July 11, 2011 (the “Debt Commitment Letter”), pursuant to which LLCP agreed to purchase (i) a Senior Secured Note in the face amount of $20 million for a purchase price of $18.5 million from Merger Sub and (ii) a Convertible Note in the principal amount of $5.5 million from Parent, the proceeds of such notes will be used to fund a portion of the Merger Consideration and pay related fees and expenses. LLCP’s obligations to satisfy its commitment under the Debt Commitment Letter are subject to the execution and delivery of definitive agreements effectuating the commitment and certain other conditions described in the Debt Commitment Letter. This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is attached as Exhibit 12 and incorporated by reference into this Item 3.

Limited Guarantee

Desnick has, pursuant to a Limited Guarantee, dated as of July 11, 2011 (the “Limited Guarantee”), unconditionally and irrevocably guaranteed the payment obligations of Parent under the Merger Agreement with respect to a termination fee of approximately $2.3 million (the “Parent Termination Fee”). The Parent Termination Fee would be payable by Parent in the event that the Company terminates the Merger Agreement upon (i) Parent’s or Merger Sub’s breach of their covenants, agreements, representations or warranties under certain circumstances described more fully therein and (ii) Parent’s or Merger Sub’s failure to consummate the Merger following the satisfaction of all closing conditions. The guarantee provided by Desnick under the Limited Guarantee is the Company’s sole remedy against Desnick, Parent, Merger Sub and their representatives and affiliates, except in the event of fraud or willful misconduct. This summary of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantee, which is attached as Exhibit 13 and is incorporated by reference into this Item 3.

Voting Agreements

As described in response to Item 4, the Voting Agreement Shares (as defined below) beneficially owned by Heil and Pappajohn have not been purchased by any of the Reporting Persons, and thus no funds were used for such purpose. As an inducement for Parent and Merger Subsidiary to enter into the Merger Agreement described in Item 4, Desnick, Pappajohn and Heil (collectively, the “Voting Parties”) each entered into a voting agreement with Parent dated as of July 11, 2011 (each, a “Voting Agreement”) with respect to the Voting Agreement Shares. Parent did not pay additional consideration to the Voting Parties in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented as follows:

Merger Agreement

On July 11, 2011, the Company entered into the Merger Agreement with Parent and Merger Sub, providing for the Merger. At the effective time of the Merger, each outstanding share of Common Stock of the Company (other than shares held by the Company, Parent and Merger Sub) will be cancelled and converted into the right to receive $3.85 per share in cash (the “Merger Consideration”). At the effective time of the Merger, each outstanding option to acquire shares of Common Stock of the Company, whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the exercise price per share for each share subject to the applicable option (the “Option Consideration”). At the effective time of the Merger, each outstanding warrant to purchase shares of Common Stock of the Company (other than warrants held by Holdco and Parent), whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the exercise price per share for each share subject to the applicable warrant (the “Warrant Consideration”). The completion of the Merger is subject to various customary conditions, including, among other things, (i) obtaining the approval of the Company’s stockholders, (ii) the accuracy of the representations and warranties made by the parties to the Merger Agreement and (iii) the compliance by the parties to the Merger Agreement with their respective covenants and agreements under the Merger Agreement. This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 14 and is incorporated by reference into this Item 4. On February 22, 2011, in connection with the review of a possible transaction between the Company and the Reporting Persons, Desnick entered into a confidentiality agreement with the Company that provides that for a period of two years, Desnick is subject to customary “standstill” restrictions, pursuant to which Desnick will not be permitted to acquire additional shares of the company’s capital stock or make certain proposals with respect to a merger, combination or acquisition (or take similar actions) with respect to the Company without the Company’s prior written consent.

If the Merger is consummated, the Company will become a wholly-owned subsidiary of Parent. All of the equity interests of Parent will continue to be owned by Holdco following the Merger, and a majority of the shares of Holdco will be owned by Desnick and his affiliates. The co-investors described above will also own equity interests of Holdco following the completion of the transactions contemplated by the Investor Commitment Letters. Following the consummation of the Merger, the Company’s Common Stock will be delisted from the NYSE Amex, and the Company will cease to be registered under Section 12 of Act.

Voting Agreements

Concurrently with the execution of, and as an inducement for Parent and Merger Sub to enter into, the Merger Agreement, on July 11, 2011, the Voting Parties entered into the Voting Agreements relating to all shares of Common Stock of the Company beneficially owned by each of the Voting Parties as of July 11, 2011 (the “Voting Agreement Shares”). The Voting Agreement Shares constituted 30.5% of the total issued and outstanding shares of Common Stock as of July 11, 2011 (including Common Stock that the Voting Parties may acquire pursuant to the exercise of warrants or stock options that are exercisable within 60 days). The purpose of the Voting Agreements is to facilitate the transactions contemplated by the Merger Agreement. Pursuant to the Voting Agreements, the Voting Parties agreed, among other things, to vote the Voting Shares (i) in favor of (a) the Merger Agreement and the transactions contemplated thereby and (b) any related matter that must be approved by the Company’s stockholders in order for the transactions contemplated by the Merger Agreement to be consummated, and (ii) against and not consent to any (a) alternative business combination transactions transaction involving the Company, (b) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company, (c) corporate action, the consummation of which would materially frustrate the purposes, prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or otherwise agreed to by Parent, (d) any change in the board of directors of the Company, except as contemplated by the Merger Agreement and (e) any material change in the Company’s corporate structure, certificate of incorporation, charter or bylaws, except as contemplated by the Merger Agreement or otherwise agreed to by Parent.

The Voting Parties have agreed not to cause or permit, subject to certain exceptions, (i) the sale, pledge, encumbrance, assignment, grant of an option with respect to, transfer or disposal of any Voting Agreement Shares or any interest therein, (ii) the grant of any proxies or power of attorney with respect to the Voting Agreement Shares or (iii) entrance into an agreement or commitment, whether or not in writing, providing for the sale of, pledge of, encumbrance of, assignment of, grant of an option with respect to, transfer of or disposition of any Voting Agreement Shares or any interest therein.

Under the Voting Agreements, the Voting Parties also granted to Parent an irrevocable proxy with respect to the Voting Agreement Shares. The irrevocable proxy allows Parent to vote the Voting Agreement Shares in the manner set forth above. The proxy granted to Parent will be revoked automatically upon termination of the Voting Agreement. The Voting Agreements will terminate automatically upon the earliest to occur of (i) the effective time of the Merger, (ii) termination of the Merger Agreement in accordance with its terms, (iii) at any time upon the written agreement of Parent and a Voting Party, and (iv) upon the amendment or modification of the Merger Agreement to reduce the Merger consideration or otherwise change the terms and conditions, taken as a whole, of the Merger Agreement in a way that is materially adverse to the holders of Common Stock. This summary of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Voting Agreement, which is attached hereto as Exhibit 15 and is incorporated by reference in its entirety into this Item 4.

The descriptions of the Desnick Commitment Letter, the Holdco Commitment Letter, the Investor Commitment Letters, the Debt Commitment Letters and the Limited Guarantee described in Item 3 of this Statement are incorporated by reference into this Item 4.

Except as set forth in this Statement and the corresponding exhibits hereto, the Reporting Persons do not have any plans or proposals which relate to or which would result in or relate to any of the acts specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and supplement as follows:

(a) Each of the Reporting Persons’ current beneficial ownership in the Company and the Company’s Common Stock is set forth on the cover pages to this Statement and is incorporated by reference into this Item 5. The ownership percentage appearing on such pages has been calculated based on a total of 13,208,297 shares outstanding as of July 8, 2011 (including Common Stock that may be issued pursuant to warrants owned by Desnick and Heil and options owned by Pappajohn), as set forth in the Merger Agreement.

Desnick beneficially owns 1,209,870 shares of Common Stock of the Company, including warrants to purchase up to 91,570 shares of Common Stock, representing approximately 9.2% of the outstanding shares of Common Stock of the Company.

Pursuant to the Voting Agreements, the Desnick Reporting Parties may be deemed to have beneficial ownership of an aggregate of 4,026,342 shares of Common Stock of the Company outstanding on the record date of any vote at a stockholder meeting or through written consent for certain events as set forth in the Voting Agreements (including Common Stock that the Voting Parties may acquire pursuant to the exercise of warrants or stock options, as applicable, that are exercisable within 60 days) consisting of (i) 1,209,870 shares of Common Stock of the Company that may be deemed to be beneficially owned by Desnick, including warrants to purchase up to 91,570 shares of Common Stock, (ii) 2,598,342 shares of Common Stock of the Company that may be deemed to be beneficially owned by Pappajohn, including 40,000 shares of Common Stock of the Company issuable upon exercise of stock options, and (iii) 218,130 shares of Common Stock that may be deemed to be beneficially owned by Heil. Such shares represent approximately 30.5% of the outstanding shares of Common Stock of the Company. The Reporting Persons disclaim beneficial ownership of such shares held by Heil and Pappajohn.

Pursuant to the Investor Commitment Letter with Heil, the Reporting Persons may be deemed to have beneficial ownership of 218,130 shares of Common Stock of the Company beneficially owned by Heil. Such shares represent approximately 1.7% of the outstanding shares of Common Stock of the Company. The Reporting Persons disclaim beneficial ownership of such shares.

Neither the filing of this Statement (as defined below) nor any of its contents shall be deemed to constitute an admission by (i) the Reporting Persons that they are the beneficial owners of any of the Common Stock owned by Heil or Pappajohn referred to herein or (ii) Holdco or Parent that they are the beneficial owners of any of the Common Stock owned by Desnick for purposes of Section 13(d) of the Exchange Act or for any other purpose, and, in each case, such beneficial ownership is expressly disclaimed.

(b) In connection with the previously disclosed Financing Letter dated May 12, 2011 between Desnick and LLCP, the Reporting Persons and LLCP may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons and LLCP have elected to make a separate filing with regard to the matters described below.

As a result of the matters discussed in Item 4 above with respect to the Voting Agreements, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with the Voting Parties. The Reporting Persons are filing this Statement solely on their own behalf.

As a result of the matters discussed in Item 4 above with respect to the Investor Commitment Letter with Heil, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with Heil. The Reporting Persons and Heil have elected to make their own separate filings with respect to the matters discussed herein.

The Reporting Persons may be deemed to have shared voting power over an aggregate of 4,026,342 shares of Common Stock as a result of the matters disclosed in Item 4 above with respect to the Voting Agreements. The Reporting Persons expressly disclaim beneficial ownership of such shares owned by each of Heil and Pappajohn.

The Reporting Persons may be deemed to have shared dispositive power over an aggregate of 1,428,000 shares of Common Stock as a result of the matters disclosed in Item 4 above with respect to the Investor Commitment letter with Heil. The Reporting Persons expressly disclaim beneficial ownership of such shares owned by Heil.

(c) Other than as described in Items 3 and 4 above, there have been no transactions in the Company’s Common Stock that were effected during the past 60 days by any of the Reporting Persons or their respective affiliates.

(d) Other than as described in Items 3, 4 and 5 above, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described in this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

The information provided in Items 3, 4 and 5 above is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

The following are filed herewith as exhibits to this Schedule 13D/A:

Exhibit 6 – Joint Filing Agreement, dated July 13, 2011, by and amount Desnick, Parent and Holdco

Exhibit 7 – Desnick Commitment Letter, dated July 11, 2011, by and between Desnick and Parent

Exhibit 8 – Holdco Commitment Letter, dated July 11, 2011, by and between Parent and Holdco

Exhibit 9 – Investor Commitment Letter, dated July 11, 2011, by and between Heil, Parent and Holdco

Exhibit 10 – Investor Commitment Letter, dated July 11, 2011, by and between Anthony, Parent and Holdco

Exhibit 11 – Investor Commitment Letter, dated July 11, 2011, by and between Sanders, Parent and Holdco

Exhibit 12 – Debt Commitment Letter, dated July 11, 2011, by and between LLCP and Desnick

Exhibit 13 – Limited Guarantee, dated July 11, 2011, by and between Desnick and the Company

Exhibit 14 – Merger Agreement, dated July 11, 2011, by and between Holdco, Merger Sub and the Company

Exhibit 15 – Form of Voting Agreement, dated July 11, 2011, by and between Parent and the Voting Parties

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2011	/s/ James H. Desnick, M.D.
James H. Desnick, M.D.

INDIA INVESTMENT COMPANY
AYELET INVESTMENTS LLC

/s/ James H. Desnick, M.D.
James H. Desnick, M.D.